SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)
_______________________

ONDISPLAY, INC.
(Name of Subject Company)
_______________________

WHEELS ACQUISITION CORP.
VIGNETTE CORPORATION
(Name of Filing Person-Offeror)
_______________________

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

68232l00
(CUSIP Number of Securities)

DAVID BRODSKY VIGNETTE CORPORATION 901 SOUTH MOPAC EXPRESSWAY AUSTIN, TEXAS 78746 (512) 306-4300
_______________________
(Name, address, including zip code, and telephone number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
_______________________
Copies to:

DAVID W. FERGUSON DAVIS POLK & WARDWELL 1600 EL CAMINO REAL MENLO PARK, CA 94025 (650) 752-2000
_______________________
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13D-2.
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer. ☐

       This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Vignette Corporation, a Delaware corporation ("Vignette"), and Wheels Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Vignette ("Wheels"), on June 2, 2000, as previously amended (the "Schedule TO"), relating to the offer (the "Offer") by Wheels to exchange each issued and outstanding share of common stock, par value $.001 per share (the "OnDisplay Shares") of OnDisplay, Inc., a Delaware corporation ("OnDisplay"), for shares of common stock, par value $.01 per share (the "Vignette Shares"), of Vignette based on the exchange ratio described in the Prospectus referenced below.

       The Offer is made pursuant to an Agreement and Plan of Merger, dated as of May 21, 2000, by and among Vignette, Wheels and OnDisplay which contemplates the merger of Wheels into OnDisplay (the "Merger"). Vignette has filed a registration statement with the Securities and Exchange Commission on Form S-4 as amended on June 20, 2000, relating to the Vignette Shares to be issued to stockholders of OnDisplay in the Offer and the Merger (as so amended, the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are Exhibits (a) (1) and (a) (2) hereto.

       All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Vignette, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 12.	EXHIBITS.
(a) (1)	Prospectus relating to Vignette Shares to be issued in the Offer and the Merger (incorporated by reference from Vignette's Registration Statement on Form S-4 as amended, filed on June 20, 2000).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

       Not applicable.

SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2000

WHEELS ACQUISITION CORP.
By: /s/ Charles W. Sansbury Name: Charles W. Sansbury Title: Vice President and Secretary

VIGNETTE CORPORATION
By: /s/ Charles W. Sansbury Name: Charles W. Sansbury Title: Senior VP, Corporate Development

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(a) (1)	Prospectus relating to Vignette Shares to be issued in the Offer and the Merger (incorporated by reference from Vignette's Registration Statement on Form S-4 as amended, filed on June 20, 2000)